Filed by: CIT Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: CIT Group Inc. (Commission File No.: 001-31369)

Date: January 29, 2021

The following joint communication is an e-mail from Frank Holding, Chairman and CEO of First Citizens BancShares, Inc. (“First Citizens”), and Ellen Alemany, Chairwoman and CEO of CIT Group Inc. (“CIT”) sent to employees of First Citizens and CIT on January 29, 2021.

We’re emailing to share additional leadership structure updates with you.

Since we announced the future combined bank Executive Leadership Team organizational structure in December, we’ve been diligently working on subsequent reporting structures and team refinements. The attached org charts outline the CEO-2 level leaders who are expected to head the various combined-bank groups upon closing of the proposed merger transaction planned for the second quarter.

We believe this structure, which incorporates skilled and proven leaders from both banks, embodies the capabilities necessary to ensure the best possible merger integration, customer transition and combined bank organization to capitalize on opportunities and achieve our strategic objectives.

You may see several subtle team name changes on the org chart. Also, we’ll be further standardizing job titles as we continue to move through integration and will communicate as appropriate.

As groups and counterparts at both banks continue to get to know each other and our shared future responsibilities, many leaders are finalizing their organizations beyond the CEO-2 level and communicating to teams as well as individual associates. As a reminder, these communications are occurring at different times as decisions are made. In addition, a number of CIT associates will stay on for a period of time following the closing to assist with the operational integration.

Other milestones between now and legal close include stockholder and regulatory approvals. We’ll keep you informed on progress.

Building our combined company together is a massive undertaking with many changes ahead. We have complete faith in all of our associates and your ability to collaborate, adapt and move forward.

We’re excited about the quality of the future combined bank, and are optimistic that our structure will enable us to benefit from future opportunities. Thanks to the incredible talent and tremendous energy and creativity evident at both First Citizens and CIT, we’re confident that our best days are in front of us.

Thank you for all you do.

Frank Holding, Chairman and CEO of First Citizens                Ellen Alemany, Chairwoman and CEO of CIT

First Citizens Bank Reporting Structure – CEO-1 Vice Chairwoman Ellen Alemany * ELT Members Frank Holding* Chairman Chief Executive Officer Chief Financial Officer Craig Nix* Chief Risk Officer Lorie Rupp* Vice Chairwoman Hope Bryant* President Peter Bristow* Chief Credit Officer Marisa Harney* Chief Strategy Officer Jeff Ward* Chief Human Resources Officer West Ludwig Chief Internal Audit Officer Don Preskenis Karen Layton Executive Assistant

First Citizens Bank Reporting Structure *Note: C. Insel reports to R. Sanchez General Bank Hope Bryant Vice Chairwoman Tammy Kenyon Executive Assistant Commercial Banking Executive – General Bank Brendan Chambers Target Regional Executives John Keller Ron Sanchez Steve Wise Carl Insel* Community/Metro Regional Executives Sharon Bryant Bob Roberts Shan Teel Chris Young Business Services Executive Patrick Noble Wealth Management Executive Michael Wilson

First Citizens Bank Reporting Structure Lending Peter Bristow President Cookie Lyttle Executive Assistant President Commercial Finance & Real Estate David Harnisch Director Strategic CRE (FCB) Doug Byrom President Rail Jeff Lytle President Business Capital Mike Jones Retail Services Executive Toby Goodlett

First Citizens Bank Reporting Structure Finance Craig Nix Chief Financial Officer Karen Layton Executive Assistant Treasurer Tom Eklund Controller Lisa Mendenall Chief Bank Operations Officer Julie Sizer Chief Information Officer Dede Ramoneda Director, Financial Planning & Analysis Elliot Howard Director, Tax John Wilson Director, External Reporting & Investor Relations Robert Hawley

First Citizens Bank Reporting Structure Credit Marisa Harney Chief Credit Officer Anne Sery Executive Assistant Chief Credit Officer, Real Estate Finance & West Coast Corp Banking James Simons Chief Credit Policy Officer, General Bank Jim Bryan Problem Loan Management William Fitzgerald Chief Credit Officer, Commercial Finance Andrew Giangrave Chief Credit Officer, Business Capital John Vallis

First Citizens Bank Reporting Structure Risk Lorie Rupp Chief Risk Officer Cookie Lyttle Executive Assistant Director, Appraisal Ken Hall Chief Compliance Officer Mike LaVacca Director, Enterprise Risk Lisa Henson Director, Credit Risk & Enterprise Data Management Brian Paull Director, Procurement Carolyn Jungclas Senior Legal Counsel Elizabeth Ostendorf Jim Mortimer

First Citizens Bank Reporting Structure Strategy Jeff Ward Chief Strategy Officer Tammy Kenyon Executive Assistant Director, FCB Digital Marketing Strategy Steve Ramirez Director, Corporate Real Estate Kirk Duncan Director, Consumer Services Strategy John Turner Director, Sales Strategy Doug Sprecher Director, CIT Digital Bank Ravi Kumar Director, Business Projects Harold Bost Directors, CRA/Community Development Mike Atkinson Bob Binnie Claudia Lima Manager, FCB Digital Channel Strategy Chris Chaten Director, Brand Marketing & Communications Strategy Barbara Thompson Director, Customer Contact Center Samantha Johnson

First Citizens Bank Reporting Structure Audit Don Preskenis Chief Internal Audit Officer Brandy Marcum Audit Analyst SVP, Professional Practices, QA, Reporting Sunita Zarro Director, FCB Audit Tiffany Hargens Director, SOX/FDICIA Program Michael Ginese SVP, Commercial Banking, IT Audit Gary Pollack Director, FCB Audit Tracy Dickerson Director, Loan Review Suzanne Crymes Director, Operational Audits TBD

First Citizens Bank Reporting Structure Human Resources West Ludwig Chief Human Resources Officer Greg Stevens Executive Assistant Director, HR Shared Services Melissa Tillman Director, HR Heather Collier Director, Compensation Gwen Braverman Director, Enterprise Learning Delivery Mike Rosenberg Director, Enterprise Talent Delivery Kim Stewart Director, HR Governance Shera Stewart Director, HR Tracey Woods Director, HR James Brodsky

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates, ” “believes, ” “estimates, ” “expects, ” “forecasts, ” “intends,” “plans, ” “projects, ” “targets,” “designed,” “could, ” “may, ” “should, ” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on First Citizens’ and CIT’s current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be or have been instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for

the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the SEC.

Important Information about the Merger and Where to Find It

In connection with the proposed merger between First Citizens and CIT, First Citizens filed with the SEC a registration statement on Form S-4 (File No. 333-250131), as amended on December 21, 2020, to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction. The registration statement includes a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens. The registration statement was declared effective by the SEC on December 23, 2020, and the definitive joint proxy statement/prospectus was mailed to CIT’s and First Citizens’ stockholders of record as of the close of business on December 30, 2020 seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger, respectively. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com. Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in Solicitation

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC. Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the definitive joint proxy statement/prospectus related to the proposed merger that was filed with the SEC on December 23, 2020. Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC. Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC. These documents can be obtained free of charge from the sources described above.